Prenetics Reports Record Q4 and FY 2025 Results: IM8 Achieves $120M ARR1 in 12 Months, Revenue Surges 480% YoY

•Total Revenue Increased 480% to $92.4 million for Full Year 2025, Q4 Revenue reached $36.6 million
•IM8 Reaches $10 Million in Monthly Revenue in December 2025, Achieving $120M ARR Milestone
•Strategic Transformation Completed with Divestitures and Focus on IM8
•Total Adjusted Liquidity2 of Approximately $171 Million Following Sale of Insighta Stake to Tencent, with Zero Debt
•Company to Host Earnings Call on February 18, 2026, at 10:00 a.m. ET and latest investor deck can be found at https://ir.prenetics.com

NEW YORK, N.Y., February 18, 2026 – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced financial results for fourth quarter and full year ended December 31, 2025.

The year 2025 marked a transformational milestone for Prenetics. Driven by the breakout performance of IM8, the Company delivered record financial results while completing a strategic transformation to streamline operations and focus on IM8. During the year and into 2026, Prenetics divested ACT Genomics in a transaction valued at up to approximately $72 million in cash (of which approximately $46 million are gross proceeds to Prenetics), sold the Europa distribution business for up to $13 million in all-stock consideration, and recently announced the sale of Prenetics’ stake in Insighta to Tencent for $70 million in cash. These actions strengthened the balance sheet to approximately $171 million in total adjusted liquidity as of February 15, 2026, simplified the operating structure, and positioned the Company for accelerated global growth.

Full-year revenue surged approximately 480% year-over-year to $92.4 million. Fourth quarter revenue reached $36.6 million, representing a 55% quarter-over-quarter increase, reflecting the extraordinary momentum of IM8, the Company’s flagship consumer health brand co-founded with David Beckham. IM8 achieved ARR of approximately $120 million as of December 2025 within just 12 months of launch, and contributed $60.1 million in revenue for FY2025.

IM8: A Breakout Global Brand

IM8 was the clear growth engine of Prenetics in 2025, demonstrating exceptional product-market fit, premium positioning, and strong customer loyalty.

From the end of Q3 to the end of Q4, IM8 monthly revenue grew by approximately 51%, reaching $10.0 million in December 2025 and officially surpassing $120 million in ARR—demonstrating one of the fastest trajectories ever recorded in the global supplement industry.
1 “ARR” refers to annualized recurring revenue, which the Company uses as a key operating metric and is calculated by multiplying the monthly revenue from the last month of a given period by 12.
2 Adjusted liquidity is a non-IFRS financial measure, comprising: cash and cash equivalents of $99.3 million, financial assets at fair value through profit or loss (primarily comprising of fixed income funds) of approximately $29.3 million based on the most recent available valuation and subject to finalization as part of the ongoing annual audit, digital asset holdings valued at approximately $35.2 million, and portions of gross proceeds of the ACT Genomics sale and Insighta sale transactions held in escrow pending fulfillment of customary release conditions of $6.3 million and $1.0 million, respectively. Refer to the section titled “Unaudited Non-IFRS Financial Measures” elsewhere in this document.

IM8 – Key Performance Indicators

Metric	Q4 2025	Q3 2025	Growth
Monthly Revenue (End of Period)	$10.0 million	$6.6 million	+51%
Quarterly Revenue	$27.4 million	$17.2 million	+59%
Total Customer Orders	230,000+	170,000+	+35%
Total Servings Delivered	6.9 million+	5.0 million+	+38%
Average Order Value (End of Period)	$133	$102	+31%
New Customer Subscription Rate	~80%	~80%	Maintained
Gross Margin	~60%	~62%	(2)%
Payback Period	3.5 months	3.9 months	(0.4) months

Gross margin for IM8 reduced to 60% in Q4 from 62% in Q3, impacted by freight and logistics costs due to the holiday period and higher costs associated with an increasing portion of international sales. The Company is targeting to maintain IM8 gross margins at approximately 60% in 2026.

Payback period for IM8 reduced to 3.5 months in Q4 from 3.9 months in Q3, primarily attributable to the introduction of quarterly subscription option starting in the U.S. market in December 2025, which was then further rolled out across all of our international markets in January 2026.

Global Diversification of IM8 Revenue

IM8’s growth in 2025 was highly diversified across geographies, demonstrating strong global product-market fit and achieving $60.1 million in revenue for FY2025.

Top Five IM8 Markets (FY2025):
•United States: $23.8M (39.7%)
•Canada: $8.8M (14.7%)
•United Kingdom: $7.7M (12.8%)
•Australia: $3.2M (5.3%)
•Singapore: $2.4M (4.0%)

IM8 shipped to 30+ countries during the year, with over 60% of revenue generated outside the United States. This international momentum provides a strong foundation for continued global expansion in 2026.

FY2025 Unit Economics: A Capital-Efficient Growth Engine

In its first full fiscal year of operations, IM8 established a highly efficient and scalable operating model:
•Blended average order value: ~$110
•Payback period: ~3.4 months
•Day-1 CAC recovery: ~55%
•Projected 24-month LTV:CAC ratio: ~3x

These metrics reflect IM8’s ability to rapidly recycle marketing capital while maintaining strong long-term customer value. Based on current cohort performance and modeled retention trends, IM8 is projected to achieve LTV:CAC ratios above 3x across its product portfolio, including premium offerings such as the Beckham Stack.

Strategic Evolution to Quarterly Subscriptions – Driving Step-Change in Average Order Value

In January 2026, IM8 deliberately began driving a growing portion of new customers from monthly to quarterly subscription plans. This strategy is designed to enhance cash flow, improve logistics efficiency, and increase long-term customer value.

The impact of this transition has been substantial:
•FY2025 blended average order value: ~$110
•Q4 2025 blended average order value: ~$133
•January and February 2026 blended new average order value: ~$233

This step-change in blended average order value reflects both the shift toward quarterly prepayments and increased adoption of higher-value product bundles such as the Beckham Stack.

Quarterly Subscription Mix – January and February 2026

Quarterly plans now represent a meaningful and growing portion of new customer mix across the IM8 product portfolio:
•Approximately half of Beckham Stack customers are choosing quarterly subscriptions
•More than one-third of Essentials customers are opting for quarterly plans
•Adoption of quarterly plans continues to accelerate across all SKUs, including Longevity

Key benefits of the quarterly model include:
•Higher upfront revenue and average order value: Customers prepay for three months at a time
•Improved cash recycling: Faster payback and reduced working-capital needs
•Lower fulfillment costs: Improved per-unit logistics economics
•Predictable renewals: Auto-renewing every three months

The Company views the resulting increase in blended customer acquisition cost from a position of strength, as reflective of the Company’s deliberate acquisition of higher-quality and longer-duration subscribers with materially higher lifetime value.

Strengthening the IM8 Ecosystem – Global Sports Partnerships

Building on the foundation of IM8 as a brand co-founded with David Beckham, Prenetics significantly expanded IM8’s presence across global sports and performance communities in 2025 and early 2026.

In June 2025, Prenetics welcomed Aryna Sabalenka, World No. 1 tennis player and 4x Grand Slam champion, as a global ambassador and shareholder. Her involvement has accelerated IM8’s brand awareness and credibility among elite athletes and health-conscious consumers worldwide.

In February 2026, the Company further strengthened this momentum by announcing Ollie Bearman, Formula 1 driver and one of the sport’s most exciting rising stars, as a global ambassador and shareholder of Prenetics. His partnership reinforces IM8’s positioning as a premium performance and recovery brand trusted at the highest levels of global sport.

Strategic Transformation into an IM8-Focused Platform

Throughout 2025 and into early 2026, Prenetics executed a deliberate strategy to streamline operations, strengthen the balance sheet, and focus the organization’s resources on IM8 as its core growth engine.

Key milestones in this transformation included:
•The divestiture of ACT Genomics for up to approximately $72 million in cash (of which approximately $46 million are gross proceeds to Prenetics), reducing operational complexity and sharpening strategic focus
•The sale of the Europa business for up to $13 million in stock, completed in January 2026
•The final transformation was the sale of the Company’s 35% equity interest in Insighta to Tencent for $70 million in cash, increasing total adjusted liquidity to approximately $171.1 million as of February 15, 2026. The below table provides a breakdown of our total adjusted liquidity as of February 15, 2026.

Asset Type	Balance (in million)
Cash and cash equivalents	$99.3
Financial assets at fair value through profit or loss#	$29.3
ACT escrow	$6.3
Insighta escrow	$1.0
Sub-total	$135.9
Digital asset	$35.2
Total adjusted liquidity	$171.1
# Based on the most recent available valuation and subject to finalization in the ongoing annual audit

These actions have transformed Prenetics into a focused, higher-margin, and operationally agile organization centered around IM8, while maintaining CircleDNA as a complementary consumer health asset.

Danny Yeung, Chief Executive Officer and Co-Founder, commented: “2025 was a defining year for Prenetics—one in which we proved both the strength and scalability of IM8’s business model. In just twelve months, IM8 reached $120 million in annualized recurring revenue, an achievement that is virtually unprecedented in consumer health. This performance was powered by strong unit economics, a rapidly expanding global footprint, and deep customer engagement.

Our transition towards quarterly subscriptions has delivered a meaningful acceleration in performance, with new blended average order value reaching approximately $233 in 2026. This strategy strengthens cash flow, enhances customer lifetime value, and supports efficient scaling.

Importantly, we expect to approximately triple IM8 revenue in 2026 compared to 2025, while targeting an adjusted EBITDA loss broadly similar to 2024 and 2025. This demonstrates the operating leverage inherent in our model, and we see a clear path to achieving adjusted EBITDA profitability by the fourth quarter of 2027.

With the completed sale of our Insighta stake to Tencent, our total adjusted liquidity stands at approximately $171 million as of February 15, 2026, with zero debt. This provides substantial financial capacity to invest in IM8’s next phase of global growth.

We are confidently reaffirming our 2026 IM8 revenue guidance of $180 million to $200 million, with a path toward $250 million to $300 million in ARR by the end of 2026. IM8 is rapidly becoming a global, category-defining health brand—and this is only the beginning.”

Fourth Quarter 2025 Financial Highlights:3

Results for the fourth quarter ended December 31, 2025 are presented below in comparison to the same period in the prior year:

•Revenue: $36.6 million (+457.1% YoY) (+55.2% QoQ)
•Gross profit: $21.7 million (+801.1% YoY)
•Adjusted EBITDA loss4: $(2.3) million (70.4% YoY improvement)
•Loss: $(28.4) million
•Total adjusted liquidity as of February 15, 20265: $171.1 million with no outstanding debt

The below table sets out our revenue and gross profit by business unit for the fourth quarter ended December 31, 2025:

	Three Months Ended
	December 31, 2025
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
CircleDNA	$5,840	$4,863	83%
IM8	27,448	16,550	60%
Europa	3,270	328	10%
	$36,558	$21,741	59%

Total revenue for the fourth quarter ended December 31, 2025 surged 457.1% year-over-year to a record $36.6 million from $6.6 million in the fourth quarter of 2024, and increased 55.2% sequentially from $23.6 million in the third quarter of 2025. Gross profit grew more than eightfold year-over-year to $21.7 million, resulting in a consolidated gross margin of 59.5%. With the divestiture of the Europa 3PL business (i.e. Hubmatrix) completed in January 2026, the Company's blended gross margin profile is expected to improve in 2026.

Selling and marketing expenses were $16.1 million for the quarter ended December 31, 2025, compared to $1.6 million in the fourth quarter of 2024, reflecting the Company's significant investment in building IM8 into a global consumer brand and driving customer acquisition. As a percentage of total revenue, selling and marketing expenses were 44.0%, demonstrating the Company's confidence in deploying capital into high-return customer acquisition channels with proven unit economics.

Adjusted EBITDA loss for the fourth quarter ended December 31, 2025 improved by 70.4% year-over-year to $(2.3) million, compared to $(7.6) million in the fourth quarter of 2024. Despite the increase in selling and marketing expenses, the significant improvement in adjusted EBITDA loss demonstrates the increasing operating leverage of the business, as revenue scales significantly faster than operating expenses, underscoring the Company's commitment to disciplined growth and its clear path toward profitability.

Loss from continuing operations was $(28.4) million for the fourth quarter ended December 31, 2025. The loss was primarily attributable to several non-cash and non-recurring items related to the Company's strategic transformation. These included $8.2 million in impairment loss of goodwill related to the legacy Europa business, $9.7 million in unrealized fair value loss on digital asset holdings due to market price movements, and approximately $8.1 million in combined non-recurring expenses related to strategic transactions, disposal and realignment. After adjusting for these items, the underlying operational loss for the fourth quarter ended December 31, 2025 was approximately $2.3 million.
3 Unless otherwise specified, financial figures in this press release denotes results from continuing operations, which excludes our divested ACT Genomics business. Refer to the section titled “Basis of Presentation” for further details on the divestment of ACT Genomics and related IFRS Accounting Standards.
4 Adjusted EBITDA is a non-IFRS financial measure defined as loss for the period excluding (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss/(gain) on warrant liabilities, (12) unrealized fair value loss on digital asset, (13) share of loss of equity-accounted investees, net of tax, (14) impairment loss of goodwill, (15) gain on disposal of subsidiary, and (16) (profit)/loss from discontinued operation, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. Refer to the section titled “Unaudited Non-IFRS Financial Measures” elsewhere in this document. Also refer to “Reconciliation of loss for the year/period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS)” at the end of this document for a reconciliation of adjusted EBITDA to loss for the year/period, the most comparable IFRS Accounting Standards financial measure.
5 Refer to footnote 2.

Full Year 2025 Financial Highlights:

Results for the year ended December 31, 2025 are presented below in comparison to the same period in the prior year:

•Revenue: $92.4 million (+479.7% YoY)
•Gross profit: $48.9 million (+427.6% YoY)
•Adjusted EBITDA loss: $(13.0) million (27.2% YoY improvement)
•Loss: $(55.0) million
•Net cash used in operating activities: $(22.9) million

The below table sets out our revenue and gross profit by business unit for the year ended December 31, 2025:

	Year Ended
	December 31, 2025
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
CircleDNA	$12,945	$10,999	85%
IM8	60,149	37,716	63%
Europa	19,296	229	1%
	$92,390	$48,944	53%

Total revenue for the year ended December 31, 2025 surged 479.7% year-over-year to a record $92.4 million, compared to $15.9 million in 2024. Gross profit increased 427.6% year-over-year to $48.9 million. The consolidated gross margin was 53.0%, reflecting the mix effect of the lower-margin Europa business. With the divestiture of the Europa business now complete, the Company's blended gross margin profile is expected to improve in 2026.

Selling and marketing expenses was $35.5 million in the year ended December 31, 2025, reflecting the Company's deliberate investment in marketing and customer acquisition to scale IM8 globally. As a percentage of total revenue, selling and marketing expenses were 38.5%, demonstrating the Company's ability to scale revenue at a significantly greater rate than marketing spend. As IM8 enters its next phase of international expansion in 2026, the Company expects this ratio to be in the range of 45% to 50% of revenue, and will continue to closely monitor this figure as a key indicator of marketing efficiency and return on investment.

Adjusted EBITDA loss improved 27.2% year-over-year to $(13.0) million in the year ended December 31, 2025, compared to $(17.9) million in 2024. This improvement was achieved despite the significant increase in marketing investment made to scale IM8 from near-zero to over $60 million in revenue, reflecting the capital efficiency of the IM8 business model and the Company's disciplined approach to growth.

Loss from continuing operations was $(55.0) million in the year ended December 31, 2025, compared to $(38.4) million in 2024. The year-over-year increase was primarily driven by non-cash and non-recurring items associated with the Company's strategic transformation, including $8.2 million in impairment loss of goodwill for Europa, $9.7 million in unrealized fair value loss on digital asset holdings due to market price movements, $8.0 million in non-recurring expenses related to disposal and fundraising, $3.8 million of strategic realignment and restructuring expenses, and $6.4 million in equity-settled share-based payment expenses. Excluding these non-cash and/or non-recurring items, the underlying operational loss for the year ended December 31, 2025 was approximately $13.0 million, equivalent to the adjusted EBITDA loss for the same period.

Net cash used in operating activities was $(22.9) million for the year ended December 31, 2025, compared to $(28.9) million in 2024, representing a 20.7% year-over-year improvement. The operating cash outflow primarily reflects the Company's investment in scaling IM8, inventory build-up to support rapid revenue growth, working capital requirements associated with expanding into new international markets, and one-off costs such as strategic realignment and restructuring.

Looking Ahead to 2026

The Company reaffirms its previous IM8 revenue guidance of $180 million to $200 million for full year 2026, implying:

•$21 million to $25 million in monthly revenue for IM8 by the end of 2026
•$250 million to $300 million in ARR for IM8 by the end of 2026

Adjusted EBITDA loss for full year 2026 is expected to be approximately $16 million to $20 million, in line with the adjusted EBITDA losses in full years 2025 and 2024, with a trajectory towards adjusted EBITDA profitability by Q4 of 2027.

Q4 2025 Earnings Conference Call

The Company will hold its earnings conference call on February 18 at 10:00 a.m. Eastern Time to discuss its financial results in further detail. The call will conclude with a Q&A session with analysts.

Date:	Wednesday, February 18, 2026
Time:	10:00 a.m. Eastern Time
Dial-in:	1-877-425-9470
International Dial-in:	1-201-389-0878
Webcast	https://viavid.webcasts.com/starthere.jsp?ei=1751993&tp_key=65554f8aa5

An audio replay of the webcast will be available on the Company’s investor relations website at https://ir.prenetics.com/.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 30 countries worldwide.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Preliminary Unaudited Results
The financial results presented in this press release are preliminary and unaudited and remain subject to completion of the Company’s year-end audit by an independent registered public accounting firm. The Company expects to include its audited consolidated financial statements for the year ended December 31, 2025 in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission.

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s digital asset holdings could expose it to additional risks; the Company’s purchase of digital asset subjects it to risks related to extreme volatility and speculative nature of digital asset; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In June 2025, the Group determined that ACT Genomics Holdings Company Limited (“ACT Genomics”) met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc.

In accordance with IFRS 5, the results of ACT Genomics are presented separately from the Group’s continuing operations (comprising IM8, CircleDNA and Europa) in the unaudited consolidated statements of profit or loss and other comprehensive income, and comparative figures for those statements have been restated accordingly. The unaudited consolidated statements of financial position have not been retrospectively reclassified.

The divestment of ACT Genomics was completed on October 1, 2025, and its results are fully excluded from the Group’s continuing operations thereafter. The divestiture of the Europa business was completed in January 2026, and accordingly its financial results are included within the Group’s continuing operations for the fiscal year ended December 31, 2025.

Unaudited non-IFRS financial measures have been provided in this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement the Company’s consolidated financial statements prepared in accordance with IFRS Accounting Standards, the Company is providing the following non-IFRS measures: adjusted EBITDA and adjusted liquidity. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS Accounting Standards and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) fair value loss/(gain) on warrant liabilities, (12) unrealized fair value loss on digital asset, (13) share of loss of equity-accounted investees, net of tax, (14) impairment loss of goodwill, (15) gain on disposal of subsidiary, and (16) (profit)/loss from discontinued operation, net of tax. These adjustments are made for items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS Accounting Standards basis as well as a non-IFRS basis, and also by providing IFRS Accounting Standards measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the breakdown of adjusted liquidity provided in the table captioned “Adjusted liquidity (Non-IFRS)” and the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss for the year/period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(All amounts in thousands of U.S. dollars (“$”))

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Assets
Property, plant and equipment	$1,763	$7,811
Intangible assets	66	11,574
Digital asset	44,629	—
Goodwill	—	37,364
Interests in equity-accounted investees	65,895	68,223
Financial assets at fair value through profit or loss	1,103	1,103
Other non-current assets	6,678	1,352
Non-current assets	120,134	127,427
Deferred expenses	—	3,549
Inventories	7,056	6,566
Trade receivables	2,978	5,242
Deposits, prepayments and other receivables	11,860	7,975
Amount due from a related company	4	3
Financial assets at fair value through profit or loss	29,356	10,562
Cash and cash equivalents	32,131	52,251
Current assets	83,385	86,148
Total assets	$203,519	$213,575
Liabilities
Deferred tax liabilities	$8	$2,165
Warrant liabilities	667	175
Lease liabilities	437	3,014
Other non-current liabilities	230	324
Non-current liabilities	1,342	5,678
Trade payables	7,725	3,668
Accrued expenses and other current liabilities	15,496	9,312
Contract liabilities	3,086	6,491
Lease liabilities	1,330	2,758
Liabilities for puttable financial instrument	—	14,309
Tax payable	31	13
Current liabilities	27,668	36,551
Total liabilities	29,010	42,229
Equity
Share capital	25	19
Reserves	174,577	170,370
Total equity attributable to equity shareholders of the Company	174,602	170,389
Non-controlling interests	(93)	957
Total equity	174,509	171,346
Total equity and liabilities	$203,519	$213,575

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Continuing operations
Revenue	$92,390	$15,936
Direct costs	(43,446)	(6,659)
Gross profit	48,944	9,277
Other income and other net gain	629	2,006
Selling and marketing expenses[6]	(35,540)	(5,413)
Research and development expenses[6]	(5,132)	(9,051)
Impairment loss of goodwill	(8,194)	—
Administrative and other operating expenses[6]	(45,656)	(33,090)
Loss from operations	(44,949)	(36,271)
Fair value loss on financial assets at fair value through profit or loss	(205)	(8,869)
Fair value (loss)/gain on warrant liabilities	(492)	49
Unrealized fair value loss on digital asset	(9,725)	—
Gain on disposal of subsidiaries	2,045	—
Gain on partial disposal of an equity-accounted investee	—	1,244
Share of loss of equity-accounted investees	(1,358)	(2,010)
Other finance costs	(241)	(168)
Loss before taxation	(54,925)	(46,025)
Income tax (expense)/credit	(40)	7,639
Loss from continuing operations	(54,965)	(38,386)
Discontinued operation
Loss from discontinued operation, net of tax[7]	(5,628)	(11,420)
Loss for the year	(60,593)	(49,806)
Other comprehensive (expense)/income for the year
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive (expense)/income of equity-accounted investees	(143)	303
Item that may be reclassified subsequently to profit or loss:
Reclassification of cumulative translation reserve upon disposal of foreign operations	(74)	—
Exchange difference on translation of foreign operations	703	(1,024)
Other comprehensive income/(expense) for the year	486	(721)
Total comprehensive expense for the year	$(60,107)	$(50,527)
Loss attributable to:
Equity shareholders of Prenetics	$(58,324)	$(46,304)
Non-controlling interests	(2,269)	(3,502)
	$(60,593)	$(49,806)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(57,904)	$(46,785)
Non-controlling interests	(2,203)	(3,742)
	$(60,107)	$(50,527)
Loss per share:
Basic	(4.15)	(3.71)
Diluted	(4.15)	(3.71)
Loss per share - Continuing operations:
Basic	(3.79)	(3.04)
Diluted	(3.79)	(3.04)
Weighted average number of common shares:
Basic	14,053,117	12,494,648
Diluted	14,053,117	12,494,648

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Three Months Ended
	December 31,	September 30,	December 31,
	2025	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
Revenue	$36,558	$23,555	$6,563
Direct costs	(14,817)	(9,531)	(4,150)
Gross profit	21,741	14,024	2,413
Other income and other net gain	227	395	1,076
Selling and marketing expenses[6]	(16,091)	(9,859)	(1,576)
Research and development expenses[6]	(743)	(1,170)	(2,108)
Impairment loss of goodwill	(8,194)	—	—
Administrative and other operating expenses[6]	(17,298)	(9,554)	(12,086)
Loss from operations	(20,358)	(6,164)	(12,281)
Fair value loss on financial assets at fair value through profit or loss	(105)	—	(8,728)
Fair value gain on warrant liabilities	112	96	31
Unrealized fair value loss on digital asset	(9,725)	—	—
Gain on disposal of subsidiaries	2,045	—	—
Gain on partial disposal of an equity-accounted investee	—	—	1,244
Share of loss of equity-accounted investees	(294)	(656)	(961)
Other finance costs	(45)	(55)	(86)
Loss before taxation	(28,370)	(6,779)	(20,781)
Income tax (expense)/credit	(43)	(9)	7,440
Loss from continuing operations	(28,413)	(6,788)	(13,341)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[7]	256	(1,905)	(4,202)
Loss for the period	(28,157)	(8,693)	(17,543)
Other comprehensive (expense)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive (expense)/income of equity-accounted investees	(76)	228	303
Unrealized fair value (loss)/gain on digital asset	(1,351)	1,066	—
Item that may be reclassified subsequently to profit or loss:
Reclassification of cumulative translation reserve upon disposal of foreign operations	(74)	—	—
Exchange difference on translation of foreign operations	313	(9)	(726)
Other comprehensive (expense)/income for the period	(1,188)	1,285	(423)
Total comprehensive expense for the period	$(29,345)	$(7,408)	$(17,966)
Loss attributable to:
Equity shareholders of Prenetics	$(28,116)	$(7,408)	$(16,343)
Non-controlling interests	(42)	(1,285)	(1,200)
	$(28,158)	$(8,693)	$(17,543)
Total comprehensive expense attributable to:
Equity shareholders of Prenetics	$(29,338)	$(6,144)	$(16,607)
Non-controlling interests	(7)	(1,264)	(1,359)
	$(29,345)	$(7,408)	$(17,966)
Loss per share:
Basic	$(1.75)	$(0.53)	$(1.28)
Diluted	(1.75)	(0.53)	(1.28)
Loss per share - Continuing operations:
Basic	(1.77)	(0.41)	(1.01)
Diluted	(1.77)	(0.41)	(1.01)
Weighted average number of common shares:
Basic	16,034,309	13,895,394	12,811,549
Diluted	16,034,309	13,895,394	12,811,549

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of cash flows
(All amounts in thousands of U.S. dollars (“$”))

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Cash flows from operating activities
Loss for the year	(60,593)	(49,806)
Adjustments for:
Bank interest income	(1,092)	(2,039)
Depreciation	2,695	4,016
Amortization of intangible assets	1,087	1,913
Other finance costs	258	203
Fair value loss on financial assets at fair value through profit or loss	205	8,869
Fair value loss/(gain) on warrant liabilities	492	(49)
Unrealized fair value loss on digital asset	9,725	—
Net foreign exchange losses	417	119
Impairment loss of goodwill	8,194	—
(Gain)/loss on disposal of property, plant and equipment	(11)	2
Write-off on property, plant and equipment	117	558
Write-off on inventories	1,291	736
Gain on disposal of subsidiaries	(2,045)	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees	2,226	1,779
Equity-settled share-based payment expenses	7,638	7,846
Share-based payment expenses in relation to issuance of shares to advisors	—	4,132
Income tax credit	(130)	(7,874)
	(29,526)	(30,839)
Changes in:
Decrease in deferred expenses	3,549	8,294
(Increase)/decrease in inventories	(3,381)	1,323
Increase in trade receivables	(528)	(563)
Increase in deposits, prepayments and other receivables	(4,760)	(2,108)
(Increase)/decrease in amounts due from related companies	(1)	3
Decrease in amounts due from equity-accounted investees	—	132
Decrease/(increase) in other non-current assets	123	(427)
Increase/(decrease) in trade payables	4,914	(4,682)
Increase in accrued expenses and other current liabilities	10,046	854
(Decrease)/increase in contract liabilities	(3,342)	380
Increase/(decrease) in other non-current liabilities	3	(1,241)
Cash used in operating activities	(22,903)	(28,874)
Income taxes paid	—	—
Net cash used in operating activities	(22,903)	(28,874)

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of cash flows
(All amounts in thousands of U.S. dollars (“$”))

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
Cash flows from investing activities
Payment for purchase of property, plant and equipment	(208)	(1,006)
Proceeds from disposal of property, plant and equipment	11	42
Payment for purchase of digital asset	(54,354)	—
Payment for purchase of intangible assets	—	(59)
Payment for purchase of financial assets at fair value through profit or loss	(19,999)	(129)
Proceeds from partial disposal of an equity-accounted investee	—	30,000
Proceeds from redemption of short-term deposits	1,000	16,000
Net cash inflow from disposal of a subsidiary	37,764	—
Payment for acquisition, net of cash acquired	—	(8,346)
Interest received	1,092	2,039
Net cash (used in)/from investing activities	(34,694)	38,541
Cash flows from financing activities
Capital element of lease rentals paid	(2,356)	(2,563)
Interest element of lease rentals paid	(258)	(203)
Proceeds from issuance of shares	2	—
Proceeds from public placement	40,154	—
Payment for purchase of treasury shares	—	(577)
Net cash from/(used in) financing activities	37,542	(3,343)
Net (decrease)/increase in cash and cash equivalents	(20,055)	6,324
Cash and cash equivalents at the beginning of the year	52,251	45,706
Effect of foreign exchange rate changes	(79)	221
Cash and cash equivalents at the end of the year	32,117	52,251

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the year/period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS)

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the year under IFRS Accounting Standards	$(60,593)	$(49,806)
Depreciation and amortization	2,340	2,475
Interest income	(1,042)	(1,963)
Other finance costs	241	168
Income tax expense/(credit)	40	(7,639)
EBITDA under IFRS Accounting Standards	(59,014)	(56,765)
Amortization of deferred expenses	3,549	8,294
Equity-settled share-based payment expenses	6,384	5,842
Non-recurring expenses related to acquisition, disposal and fundraising	7,952	3,605
Strategic realignment and discontinued products impact	3,761	173
Exchange gain or loss, net	822	(8)
Fair value loss on financial assets at fair value through profit or loss	205	8,869
Fair value loss/(gain) on warrant liabilities	492	(49)
Unrealized fair value loss on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	1,358	2,010
Impairment loss of goodwill	8,194	—
Gain on disposal of subsidiary	(2,045)	—
Loss from discontinued operation, net of tax	5,628	11,420
Adjusted EBITDA (Non-IFRS)	$(12,989)	$(17,853)

	Three Months Ended
	December 31,	September 30,	December 31,
	2025	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Loss for the period under IFRS Accounting Standards	$(28,157)	$(8,693)	$(17,543)
Depreciation and amortization	493	599	664
Interest income	(210)	(102)	(522)
Other finance costs	45	55	86
Income tax expense/(credit)	43	9	(7,440)
EBITDA under IFRS Accounting Standards	(27,786)	(8,132)	(24,755)
Amortization of deferred expenses	—	—	2,099
Equity-settled share-based payment expenses	1,329	2,000	1,176
Non-recurring expenses related to acquisition, disposal and fundraising	4,366	1,788	1,781
Strategic realignment and discontinued products impact	3,750	—	10
Exchange gain or loss, net	184	(204)	(546)
Fair value loss on financial assets at fair value through profit or loss	105	—	8,728
Fair value gain on warrant liabilities	(112)	(96)	(31)
Unrealized fair value loss on digital asset	9,725	—	—
Gain on partial disposal of an equity-accounted investee	—	—	(1,244)
Share of loss of equity-accounted investees, net of tax	294	656	961
Impairment loss of goodwill	8,194	—	—
Gain on disposal of subsidiary	(2,045)	—	—
Profit/(loss) from discontinued operation, net of tax	(256)	1,905	4,202
Adjusted EBITDA (Non-IFRS)	$(2,252)	$(2,083)	$(7,619)

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Adjusted liquidity (Non-IFRS)

February 15,
2026
(Unaudited)
Cash and cash equivalents	$99,261
Financial assets at fair value through profit or loss[8]	29,344
ACT transaction considerations held in escrow (included in other receivables)	6,285
Insighta transaction considerations held in escrow (included in other receivables)	1,000
Digital asset	35,226
Adjusted liquidity (Non-IFRS)	$171,116

—————————————————————————
6 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Continuing operations
Selling and marketing expenses	$25	$5
Research and development expenses	1,257	2,742
Administrative and other operating expenses	3,034	2,626
Total employee equity-settled share-based payment expenses	$4,316	$5,373

	Three Months Ended
	December 31,	September 30,	December 31,
	2025	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Continuing operations
Selling and marketing expenses	$24	$—	$1
Research and development expenses	90	589	486
Administrative and other operating expenses	473	1,135	458
Total employee equity-settled share-based payment expenses	$587	$1,724	$945

7 ACT Genomics Holdings Company Limited (“ACT Genomics”) is classified as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.

8 The valuation of financial assets at fair value through profit or loss has been determined based on the most recent available valuation information. Such valuations are preliminary and remain subject to final review and potential adjustment in connection with the completion of the Company’s annual audit.